September 21, 1999

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Evergreen Variable Annuity Trust (the "Trust")
         File Nos. 33-83100/811-08716

Ladies and Gentlemen:

      On September 8, 1999, the Trust filed Post-Effective Amendment No. 14 to its Registration Statement on Form N-1A with a typographical error that makes our request to delay Post-Effective Amendment No. 12 unclear. The purpose of the filing was to delay the effectiveness of the previously filed Post-Effective Amendment No. 12. The filing was made via EDGAR under Form Type 485BXT. Pursuant to my conversation with Michael Pappas of the Division of Investment Management, I respectfully request that you withdraw Post-Effective Amendment No. 14, which was Accession Number 0000907244-99-000238. A new, clearer request to delay Post-Effective Amendment No. 12 will be filed later this afternoon via EDGAR under Form Type 485BXT.

      Please call me at (617) 210-3433 if you have any questions or comments regarding the filing. Thank you.


                                             Sincerely,

                                             /s/ Beth K. Werths

                                             Beth K. Werths